WOODSIDE
AUSTRALIAN ENERGY

03 APR -1 7:21

10 March 2003

03007953

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to NWS LNG Sellers finalising Kogas LNG agreement, lodged with the Australian Stock Exchange on 10 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Rebecca Sims
Administration Officer

dw 4/14

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 10 March 2003
9:00am (WST)

NWS LNG SELLERS FINALISE KOGAS LNG AGREEMENT

The North West Shelf LNG Sellers have finalised an LNG sale and purchase agreement with Korea Gas Corporation (Kogas).

The sale and purchase agreement is the first LNG term contract signed between the North West Shelf LNG Sellers and Kogas, and formalises a letter of intent signed by Kogas and the NWS LNG Sellers on 17 January 2003.

Initial LNG volumes will be delivered in late 2003, building to 0.5 million tonnes of LNG a year in 2004. The term of the contract is seven years and the LNG will be delivered on an ex-ship basis.

The agreement follows the recent announcement of the sale of four LNG cargoes to South Korea

Australia LNG, the North West Shelf Venture's marketing services organisation outside Japan, managed negotiations on behalf of the North West Shelf LNG Sellers.

The President of Australia LNG, Arthur Dixon, welcomed Kogas as a long-term customer of LNG from the North West Shelf.

"We are delighted that Kogas has selected the North West Shelf to supply its energy needs," Mr Dixon said.

"This agreement reflects the attractiveness to Asian markets of LNG from the North West Shelf, with our customers recognising the advantages of a high quality product backed by an outstanding record in delivery."

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Tony Johnson

INVESTOR INQUIRIES
Mike Lynn

WOODSIDE
AUSTRALIAN ENERGY

03 APR -1 AM 7:21

17 March 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to name change for Australia LNG and management appointments, lodged with the Australian Stock Exchange on 17 March 2003;

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 17 March 2003
4:00pm (WST)

NAME CHANGE FOR AUSTRALIA LNG AND MANAGEMENT APPOINTMENTS

The North West Shelf Venture advises that Australia LNG Pty Ltd has changed its name to North West Shelf Australia LNG Pty Ltd.

The Venture also announces the appointment of John L. Banner as President of the organisation.

Mr Banner has been seconded from ChevronTexaco and was formerly General Manager Marketing with Caltex Australia Limited.

He will replace Arthur Dixon who will be returning to Shell after three and a half years with Australia LNG.

The North West Shelf Venture recognises the contribution made by Mr Dixon in securing the first LNG supply contract with China and the first term LNG supply contract by the Venture with South Korea.

The next assignment of Mr Dixon will be the subject of a separate announcement.

All appointments are effective 17 March 2003.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (Operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Tony Johnson
Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638

INVESTOR INQUIRIES
Mike Lynn
Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Woodside Petroleum Limited**
ABN	**55 004 898 962**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	**Rory Edward Stanley Argyle**
Date of last notice	**12 December 2002**

Part 1 - Change of Director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mrs Penelope Argyle – associate interest (wife) (3,000) Kirsty Argyle - associate interest (daughter) (1,700) Angus Argyle - associate interest (son) (1,500) Relygra Pty Ltd – associate interest (5,100)
Date of change	07 March 2003
No. of securities held prior to change Note: This number should equal the number in the "No. of securities held after change" box in your last Appendix 3Y notice.	Direct – 5,000 Indirect – 11,300
Class	Ordinary
Number acquired	Direct – 2,000
Number disposed	n/a
Value/Consideration Note: If consideration is non-cash, provide details and estimated	$20,462.64

WOODSIDE
AUSTRALIAN ENERGY

03 APR -1 AM 7:21

10 March 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Appendix 3Y Change of Director's Interest Notice in relation to Rory Edward Stanley Argyle, lodged with the Australian Stock Exchange on 10 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

No. of securities held after change	Direct – 7,000 Indirect – 11,300 Mrs Penelope Argyle – associate interest (wife) – (3,000) Kirsty Argyle - associate interest (daughter) (1,700) Angus Argyle – associate interest (son) – (1,500) Relygra Pty Ltd – associate interest – (5,100)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of Director's interests in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable